Mail Stop 6010

October 20, 2006

Richard J. Harris
Chief Financial Officer
Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda

Re: Castlewood Holdings Limited
         Amendment No. 1 to Form S-4 Registration Statement
         File No. 333-135699

Dear Mr. Harris:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary – page 1

1.   We have considered your response to comment 6, but we are unable to agree with your conclusion. Please revise the disclosure as we previously requested. In an arms length transaction, the parties are dealing from equal bargaining positions and neither party is subject to the other's control or dominant influence. You should clearly and prominently

indicate that the negotiations were not arms length. Also disclose that Enstar's board did not form an independent committee or retain a financial advisor to evaluate the fairness or adequacy of the merger terms or consideration. If efforts were made or procedures were used to ensure the fairness of the transaction, you should describe these effortgs and/or procedures. However, no such efforts or procedures would result in a transaction between related parties being an arms length transaction.

2.   Please briefly describe, in conjunction with the above disclosure, what the specific conflicts of interest are by the individuals who negotiated and/or voted to approve the transactions at issue. Currrently, disclosure regarding these interests does not appear until page 10, and the specified interests are not quantified and do not include management's current interests in Castlewood, such as those identified on pages 166-168. The disclosure should also disclose the percentage of outstanding shares held by the interested individuals, before and after the merger, and discuss their potential ability to control the outcome of the vote, as well as the lack of dissenters' rights.

Recommendations of Enstar's Board of Directors Relating to the Merger – page 4

3.   You have added disclosure indicating that the board "considered these interests in making its recommendation and concluded that such interests could be appropriately addressed through disclosure and that no director should recuse himself from the deliberations of the board regarding the merger." Expand the disclosure here to briefly explain how disclosure addresses these problems and why it was appropriate for the interested directors to vote on the transaction. You should provide more detailed disclosure in the body of the prospectus.

Reasons for the Merger – page 4

4.   Please provide, directly following this subsection, an equally detailed list of the factors that militate against the merger.

Ownership of New Enstar after the Merger – page 5

5.   Please expand the disclosure to include the percentage of Enstar owned by management prior to the merger.

6.   Please tell us, with a view towards disclosure in the registration statement, whether any of the owners of Castlewood or the other entities involved in this merger, other than the persons currently identified in the Enstar ownership table, own shares of Enstar. If so,

please tell us who they are, how many shares they own, and why this information has not been disclosed in the registration statement.

7.   We note the revisions you made in response to comment 9. Please briefly disclose how the board considered the fact that Enstar's non-affiliated public shareholders will no longer be able to control the outcome of votes affecting their interest in the company. Also, describe the specific assets or financial resources the public shareholders will obtain in return for this diminution of their interests, and the consideration given to the ways in which the rights of Enstar's shareholders will change as a result of the merger. If the board did not consider these factors, say so in the document.

8.   Please refer to your response to comment 10. It does not address the issue we raised. We noted that a large proportion of the business done by Castlewood, not the company, currently involves transactions with companies and partnerships managed or controlled by Mr. Flowers, who will be a member of the board of directors of New Enstar after the merger. Your response discusses business done by the company. Also, it does not address the question of what steps will be taken by New Enstar to address the conflict o interest issues involved in transactions with related parties, including Mr. Flowers. Please respond to the comment we raised. We may have further comment after reviewing your response.

Effects of the Merger on the Rights of Enstar Shareholders – page 5

9.   Briefly describe the most significant ways in which the rights of shareholders will change as a result of the merger.

Risk Factors – page 18

Conflicts of interest might prevent us from pursuing desirable investment and business opportunities. – page 25

10.   The risk factor you added in response to comment 14 in our previous letter does not address all of the issues we raised. Please discuss the specific steps you will take to ensure that future transactions entered by New Enstar are at least as favorable as could be obtained from unaffiliated parties.

11.   You say that as a result of conflicts of interest, you "may not be able pursue to all advantageous transactions [sic] that we would otherwise pursue in the absence of a conflict." Please explain what this statement means.

Richard J. Harris
Castlewood Holdings Limited
October 20, 2006
Page 4

12.   Please provide appropriate risk factor disclosure regarding the risks inherent in Mr.
        Flowers' current ownership interests in Enstar, Castlewood and its affiliates and New
        Enstar. We note that many of the transactions that Castlewood has entered into involve
        entities that Mr. Flowers managed or controlled. The risk factor should address the
        specific adverse effects the shareholders are at risk of suffering as a result of Mr.
        Flower's common ownership of these entities, the role Mr. Flowers will play in New
        Enstar, and whether New Enstar will continue to engage in transactions with other
        entities owned or controlled by Mr. Flowers.

13.   We do not believe you have fully addressed the issues we raised in comments 15 and 16
        of our previous letter. Please provide more detailed disclosure that addresses each issue
        we raised, or explain to us why you believe the issues have been satisfactorily addressed.

The Proposed Merger – page 41

14.   We have noted your response to comment 29. Please include disclosure explaining why
        Enstar's current relationships with Castlewood are unsatisfactory, or need improving.
        Currently your disclosure indicates only that "since the formation of Castlewood, senior
        management of Enstar and Castlewood have discussed a potential business combination
        between Castlewood and Enstar from time to time."

15.   We have considered your response to comment 30. Your disclosure indicates that the
        transaction was proposed, negotiated and voted on by the persons who have interests in
        these transactions different from those of the unaffiliated public shareholders. We note
        further that disclosure on page 46 indicates that "holders of substantially all of
        Castlewood's existing shares were directly involved in the negotiations in respect of the
        proposed merger." It appears from both the disclosure and your response that no steps
        were taken to protect the interests of the unaffiliated public shareholders of Enstar. You
        should clearly say so.

16.   We hereby reissue comment 31 in our previous letter as your revised disclosure does not
        contain the information we requested. Please expand the discussion to explain how the
        merger consideration was determined and what it is based on. Currently, no explanation
        is given as to how these terms were reached, or on what basis the Enstar board has
        determined that the consideration is fair and in the best interests of Enstar and its
        shareholders as stated in the last full paragraph on page 44.

17.   Please disclose and discuss the circumstances that led Mr. Flowers, "on behalf of Enstar",
        to provide a letter to Mr. Sylvester on August 29, 2005 outlining a proposal for the
        merger of Enstar into Castlewood. Your revised disclosure should include the substance

of the proposal. Also clarify whether the proposal was initiated by Mr. Flowers, or whether the board determined the content of the proposal and approved its submission to Castlewood. We also note that disclosure on page 75 indicates that Mr. Flowers is also a member of the Castlewood board of directors. Please clarify the capacity he was acting in.

18.   At an appropriate place in the prospectus, please identify the current directors of both Enstar and Castlewood.

19.   Please include a discussion of the "various options and alternatives to the proposal" discussed at the September 13, 2005 meeting.

20.   Please expand the discussion of the November 6, 2005 letter to include a summary of its substance, including the "suggestions and amendments" it contained.

21.   Please provide similarly expanded disclosure for each meeting and/or proposal referenced in this section. All disclosure should be quantified to the extent practicable.

22.   The revised disclosure in the last paragraph of page 42 refers to a "waterfall distribution." Please explain, in reasonable detail, what this is. Also, quantify the disclosure in this paragraph.

23.   In that same paragraph you state that the board determined that it would not be in the best interests of Enstar and its stockholders to engage an outside financial adviser.   Please disclose the basis for this decision, including the factors considered in reaching it.

24.   We note that you now disclose, at the bottom of page 42, that the company received advice from both its "outside legal counsel," and its "special legal counsel." Please identify the functions performed by each of these counsel. Please also tell us why the consent of Parker, Hudson, Rainer & Dobbs has not been included as an exhibit to the registration statement.

25.   Please refer to the second full paragraph on page on page 43. You say that management presented a financial analysis to the board. Expand the disclosure to include a summary of the financial analysis as well as all of the other information presented to or considered by the board. The information should be quantified to the extent practicable.

26.   Please disclose who prepared the financial analyses management presented to the board at the April 6 and April 26, 2006 meetings.

27.   Please expand the third full paragraph on page 44 to explain why the "continued validity of the financial analysis" was an issue, how the proposed share allocation was changed from the initial proposals and how the negotiation process changed the proposals. Also, identify any modifications to the merger agreement made by the "officers executing the merger agreement." It appears that the board has given the officers of the company the authority to modify the merger agreement. Your revised disclosure should also identify and discuss the extent of the officers' authority to revise or modify the agreement. We may have further comment.

Enstar's Reasons for the Merger – page 44

28.   We note your response to comment 33. The revised disclosure does not contain the information we requested. As we previously requested, expand the disclosure in this section to explain how each identified factor contributed to the board's conclusion that the transaction was "advisable and fair to and in the best interests of Enstar and its shareholders." Your revised disclosure should include a reasonably detailed explanation of how each of the bulleted factors contributed to the conclusion that the transaction was advisable and fair to and in the best interests of Enstar and its shareholders." The information should also be quantified to the extent practicable.

29.   In the bullet at the bottom of page 44, please explain how the terms of the proposed transaction "further align the incentives of Castlewood management with the interests of Enstar's shareholders."

30.   It is still not clear how this transaction benefits the unaffiliated public shareholders of Enstar. Please provide disclosure, quantified to the extent practicable, showing how the proposed merger transaction benefits them.

31.   In comment 33 we also noted, among other things, that the last bullet in your list of factors considered is "the other risks described in "Risk Factors" beginning on page 19." Please clarify whether the list of risk factors beginning on page 19 was presented to the board, and if so, at which meeting. Also, discuss how each specific risk factor identified on pages 18-31 contributed to the board's decision that the transaction was advisable and fair.

32.   You have not included any discussion of any factors that militate against the transaction, or are not positive. Please expand the discussion to include this information. In this regard, it is not clear how your statement that "the risk that the merger might not be completed or that the closing might be delayed" militates against the transaction. It is similarly unclear how the "costs to be incurred in connection with the merger" militates

against the merger since you have not discussed the costs or balanced them against the benefits.

33.   You indicate that some of Enstar's directors and executive officers have interests in the proposed transactions that are different from, or in addition to, those of the unaffiliated shareholders. Please revise the disclosure to identify the specific interests of each director and officer. Your revised disclosure should include the named person's interests in Castlewood and the other affiliated entities, as well as those in Enstar, both before and after the merger. Expand the discussion to disclose the specific consideration the board gave to these interests in reaching its conclusions to approve the transactions. If the board did not consider these interests in reaching its conclusion, say so and explain why not. Also, it appears that persons who had these interests both negotiated the terms of the proposals and voted in favor of the proposals. Disclose whether the interested individuals voted on the matters they were interested in. If so, please include disclosure explaining why these persons determined that it was not necessary or appropriate for them to abstain from voting on the terms of the merger proposal. In this regard, we note that disclosure in the last paragraph of page 43 indicates that the Enstar board "considered" the interests but does not explain what that consideration consisted of.

34.   We have considered your response to comment 35 and we hereby reissue it. We note that as part of the recapitalization agreement, Enstar made a payment of $5,076,000 to Castlewood, who in turn, paid this sum to "certain" of its executive officers and employees. Please identify the individuals who received these payments and discuss the consideration given to these payments in your negotiation of the terms of the merger. The revised disclosure should explain what benefit or value was received by Enstar, if any, in exchange, and what the board's reasons for approving this transaction were. Please provide similar disclosure regarding Enstar's investment of $25 million in the J.C. Flowers II LP in June of 2006.

35.   We have considered your response to comment 36, but we disagree with your conclusion. Please include appropriate risk factor disclosure regarding the transfer of cash from Enstar to the members of Castlewood's management.

Material U.S. Federal Income Tax Consequences of the Merger – page 46

36.   We note that the tax opinion you have filed as Exhibit 8.1 to the registration statement is a "form of opinion" rather than an actual opinion. Please note that the actual signed opinion must be filed prior to requesting effectiveness. Also, the exhibit does not identify the counsel giving the opinion. Please revise it to include this information.

Richard J. Harris
Castlewood Holdings Limited
October 20, 2006
Page 8

37.   The opinion, and the disclosure in the prospectus, should also be revised to include the basis for counsel's opinion and should cite the relevant authorities.

38.   The form of opinion states that "the Merger should qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended." The use of the word "should" suggests that the opinion is subject to a degree of uncertainty. Please explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks to investors. We may have further comment.

39.   The discussion of United States Taxation of shareholders beginning on page 206 is not included in the tax opinion. Please tell us why it is not. Also tell us whose opinion is being presented in this discussion. We may have further comment.

40.   We note further that the tax discussion beginning on page 206 contains numerous references indicating that the IRS "should" or "should not" treat various things in certain ways. Please tell us why the disclosure does not say that the IRS "will" or "will not" treat the items in the specified ways and revise the disclosure accordingly. We may have additional comments.

Interests of Certain Persons in the Merger – page 52

41.   Please disclose whether additional or new options will be granted to the members of either Enstar's or Castlewood's management as part of the transactions contemplated here.

42.   Please provide quantified disclosure, and identify, the persons who are, or will become, parties to the registration rights agreement.

43.   Please quantify the aggregate value of the agreements with Mssrs. Armstrong and Davis as of the most recent practicable date.

44.   Please quantify the value of Mr. Flowers' tax indemnification agreement. Please provide disclosure explaining why the board entered into the agreement and why it believes the provisions of the agreement are fair and in the best interest of the unaffiliated public shareholders.

Information about Castlewood - Page 72

Company Overview - page 72

45.   We note your response to comment 41. Please include a more detailed discussion of the market that is available for these commutations and policy buy-backs. Explain what allows you to apparently immediately commute or reinsure these policies that you recently acquired, or clarify whether this strategy is used more when managing another run-off portfolio.

Reserves for Unpaid Losses and Loss Adjustment Expense - page 77

46.   Refer to your response to comment 42. Please explain to us why the amounts included as the "Cumulative redundancy" for the 2004 period in the table at the bottom of page 79 does not agree with the amount shown as "Incurred related to prior years" for the 2005 period in the table on page 80. Further explain why the first re-estimation included in the 2003 period for the "Cumulative redundancy" does not agree with the amount recorded as your "Incurred related to prior years" for the 2004 period.

47.   We note your response to comment 43. Please disclose the explanation for the paid loss recoveries exceeding the gross paid losses as required by Guide 6. Explain to us what consideration you gave to the fact that Castlewood will own 100% of B.H. Acquisition after the merger in determining the most appropriate presentation of this information.

Management's Discussion and Analysis of Financial Condition and Results of Operations - page 106

Critical Accounting Policies - page 111

Loss and Loss Adjustment Expenses - page 111

48.   We note your response to comment 45. However, it is still not clear to us which of the five methods described was used to record your reserves. Please explain which methodology was selected and whether the same methodology was used for all periods presented. For changes that have occurred to the provision for losses attributable to insured events of prior years, we note that you cannot quantify the isolated impact. However, we believe it is important for investors to understand the information available that led to the change in estimate. Please provide us with an expanded discussion of the nature of the events that led to the revisions. For instance it is unclear how the "lower

than expected incurred adverse loss development" described on page 80 resulted from the methodologies discussed.

49.   Refer to your response to comment 46. Please include a more detailed discussion of the factors at the "(re)insured level" that cause the variations in your reserves. For example when you discuss the 68 commutations on page 80 that affected your current year reserves, include how many additional exposures exist along with other pertinent information such as the average reserve amounts for these exposures if relevant. Disclose specifically whether the changes in the reserves were related to the established case reserves, or the IBNR.

Comparison of the Year Ended December 31, 2005 and 2004

Net Reduction in Loss and Loss Adjustment Expense Liabilities - page 131

50.   Please explain to us how the amounts included in the new tables on page 132 relate to each other. It seems that the amounts in the "Net Change in Case and LAE Reserves" and "Net Change in IBNR" included in the first table should correlate to the amounts in the "Incurred Related to Prior Years" included in the second table. Please clarify this relationship for us as well, as why the "Net Losses Paid" amounts appear to be affecting the amount reported in the income statement.

Unaudited Pro Forma Condensed Combined Financial Information - page 152

1. Adjustments to the Pro Forma Condensed Combined Balance Sheet - page 156

Note m, page 158

51.   We note your response to comment 51. We note on page 47 that you intend to account for this transaction as a purchase. Please provide to us and include in your disclosure a purchase price allocation that consolidates all of the adjustments for this transaction in one table. Include a discussion of how this increase to additional paid in capital results from this allocation.

Security Ownership of Certain Beneficial Owners and Management of New Enstar – page 172

52.   Please present this information as of the most recent practicable date. Please confirm that the information includes options that have vested, options that will vest as a result of the accelerated vesting provisions in the merger agreement, and any securities that will be received in connection with the merger and recapitalization transactions.

Financial Statements – December 31, 2005

Consolidated Statements of Cash Flows, page F-7

53.   We note your response to comment 58. Your disclosure here and in note 3 indicates that you paid $46 million for your interest and that Shinsei paid $23 million for its interest. Please explain to us why you apparently paid an amount that is roughly twice the amount that your equity partner paid in this acquisition when your relative ownerships do not appear to represent such a difference. Clarify for us whether the net assets disclosed in note 3 includes both your and Shinsei's contributions or only the amounts that you paid.

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

Losses and loss adjustment expenses, page F-9

54.   We note your response to comment 59. Please explain to us and disclose the methodology that you use to determine the amount of these expenses to be "released" in each period presented.

5. Investments, page F-12

Trading, page F-14

55.   We note your response to comment 61. Please revise your discussion here and in the liquidity section of the document to include a discussion similar to that which you provided to us to help better understand the decision process and impact related to these securities.

14. Earnings Per Share, page F-19

56.   We note your response to comment 65 and your statement that the Class E shares do not meet the definition of a participating security. Please tell us your consideration of EITF 03-6 which states that any form of undistributed earnings would constitute participation by that security. Your response only addresses the fact that Class E shares are not entitled to any dividends or rights to participate in any distributions of assets upon liquidation.

Financial Statements – June 30, 2006

Unaudited Condensed Consolidated Statements of Cash Flows, page F-34

57.   Please explain to us what the "Distribution of capital to minority shareholders" represents. Also clarify for us and in your disclosure whether the $23 million discussed in note 3 as being returned to Hillcot Holdings shareholders is included in the "Dividend paid."

3. Acquisition, page F-37

58.   We note your response to comment 69. Please include the additional information you provided to us in your disclosure so that an investor can understand that this repurchase was contemplated by the purchase transaction. Include specifically the following points:

- Disclose the total number of shares acquired in the purchase and the relative percentages of ownership that resulted from the transaction.

- Clarify what is meant by the statement in your response that "the vendor did not want to go through the process itself" in order to help clarify the actual reasons for this structure to the transaction.

- Include a discussion of how the repurchase price of the shares by Aioi was determined.

7. Dividend Paid and Share Redemption, page F-39

59.   Please include a discussion of the redemption price paid related to the Series E shares as well as how this price was determined.

Form 10-K/A (Amendment No. 1) – December 31, 2005 – The Enstar Group, Inc.

Item 8. Financial Statements and Supplementary Data, page 28

Consolidated Statements of Cash Flows, page 37

60.   We note your response to comment 73. We are unable to understand why it is appropriate to include this line item as cash flows from operations. Please provide us with the accounting literature that supports your conclusion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Vanessa Robertson at 202-551-3649 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Robert E. Quaintance, Jr., Esq.
       Debevoise & Plimpton LLP
       919 Third Avenue
       New York, New York 10022